

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-3561

August 14, 2009

<u>Via U.S. Mail and Facsimile to (954) 333-3941</u>

Mr. Jerry Pearring
Chief Executive Officer
Global Beverage Solutions, Inc.
1606 NW 23rd Ave.
Boca Raton, FL 33432

>   **Re: Global Beverage Solutions, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed April 17, 2009**
>   **File No. 0-28027**

Dear Mr. Pearring:

We note from your Item 4.01 Form 8-K filed on April 17, 2009 that you engaged Lawrence Scharfman CPA PA ("Scharfman") as your auditor. On August 11, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Scharfman because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-11_Scharfman.pdf.

As Scharfman is no longer registered with the PCAOB, you may not include its audit reports or consents in your future filings with the Commission. If Scharfman audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor Scharfman. While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed. If you previously explained the registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your Form 10-K.

Please advise us as to how you intend to address this matter by no later than August 28, 2009. If you have any questions, I can be reached at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services